Rider #2

This endorsement, effective	12:01 AM	March 1, 2008	forms a part policy
number	177-89-20		issued
to	MUTUAL OF AMERICA INSTITUTIONAL FUNDS, INC

by	National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.	Item 1 of the Declaration Page, Name of Insured, is amended to include the following:

ALL AMERICA FUND
EQUITY INDEX FUND
MID-CAP EQUITY INDEX FUND
BOND FUND
MONEY MARKET FUND

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE